Exhibit 99.1

Inspira Expands U.S. Commercial Footprint: Deploys ART100 at a New Premier New York Academic Medical Center, Ranked Top 10 in New York State

Ra’anana, Israel, February 17, 2026 – Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN, IINNW) (“Inspira Technologies” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced the deployment and initiation of a structured commercial evaluation of its U.S. Food and Drug Administration (“FDA”)-cleared INSPIRA™ ART100 system (the “ART100”) at a new and additional leading U.S. academic medical center.

The partnering institution is a prominent health system serving a large patient population, and is ranked among New York State’s top 10 hospitals in Newsweek’s World’s Best Hospitals 2025 ranking.

This deployment expands Inspira Technologies’ presence within the Tier-1 U.S. hospital market. The ART100 system has been integrated into the center’s clinical workflow to support a structured evaluation designed to define clinical protocols and potential broader institutional adoption. This activity builds upon the Company’s FDA clearance and ongoing commercial activity at other leading U.S. healthcare facilities.

Mike Hershkovitz, Global VP Sales at Inspira Technologies, commented: “This deployment represents a continued execution of our U.S. commercial strategy. Following our recent interaction with other leading healthcare providers, entering another leading institution in New York State demonstrates that the ART100 meets the operational and clinical demands of top-tier U.S. healthcare providers. Our focus remains on converting these high-profile evaluations into a sustainable commercial pipeline and further expanding our footprint across key U.S. markets.”

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s FDA-cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. For more information, visit: https://inspira-technologies.com.

Forward-Looking Statements

This press release contains express or implied forward-looking statements pursuant to U.S. federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses that this evaluation builds upon the Company’s FDA clearance and ongoing commercial activity at other leading U.S. healthcare facilities, its U.S. commercial strategy, benefits and advantages of ART100 and conversion of high-profile evaluations into a sustainable commercial pipeline and further expansion of its footprint across key U.S. markets . These forward-looking statements and their implications are based solely on the current expectations of the Company's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC's website at www.sec.gov.

Company Contact
Inspira Technologies
Email: info@inspirao2.com
Phone: +972-9-9664485